

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

<u>Via E-Mail</u>
Oleg Firer
Chief Executive Officer
Net Element International, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

>   **Re: Net Element International, Inc.**
>   **Preliminary Merger Proxy Statement on Schedule 14A**
>   **Filed September 27, 2013**
>   **File No. 001-34887**

Dear Mr. Firer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Maryse Mills-Apenteng
>
>   Maryse Mills-Apenteng
>   Special Counsel

cc: <u>Via E-Mail</u>
        David Schubauer
        Bilzin Sumberg Baena Price & Axelrod LLP